CUSIP No. D1497A101
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                                                                                                                   Page 1 of 10
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                                                             UNITED STATES
                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                             SCHEDULE 13D

                                               Under the Securities Exchange Act of 1934
                                                           (Amendment No. )*

                                                         Celanese Corporation
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                                                           (Name of Issuer)

                                          Series A Common Stock, par value $0.0001 per share
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                                                    (Title of Class of Securities)

                                                              150870 10 3
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                                                            (Cusip Number)

                                                            J. Travis Hain
                                                Bank of America Capital Investors, L.P.
                                                   Bank of America Corporate Center
                                                    100 N. Tryon Street, 25th Floor
                                                    Charlotte, North Carolina 28255
                                                            (704) 386-7839

                                                               Copy to:

                                                       Margaret A. Gibson, Esq.
                                                         Kirkland & Ellis LLP
                                                        200 East Randolph Drive
                                                        Chicago, Illinois 60601
                                                            (312) 861-2200
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                                             (Name, Address and Telephone Number of Person
                                           Authorized to Receive Notices and Communications)

                                                           November 17, 2005
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                                        (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. D1497A101                                                                                                Page 4 of 10

   (1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
           BA Capital Investors Sidecar Fund, L.P.
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   (2)     Check the Appropriate Box if a Member of a Group                                                (a) [  ]
           (See Instructions)                                                                              (b) [x]
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   (3)     SEC Use Only

--------------------------------------------------------------------------------------------------------------------------------------
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   (4)     Source of Funds (See Instructions)
           OO
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   (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[ ]
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   (6)     Citizenship or Place of Organization
           Cayman Islands B.W.I.
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              Number of     (7)      Sole Voting Power
                Shares               -0-
             Beneficially
               Owned by
                 Each
              Reporting
             Person With
           ---------------------------------------------------------------------------------------------------------------------------
                            (8)      Shared Voting Power
           -----------------
                                     7,017,595
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (9)      Sole Dispositive Power
                                     -0-
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (10)     Shared Dispositive Power
           -----------------
                                     7,017,595
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-----------
  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           7,017,595
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares[  ]
           (See Instructions)
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  (13)     Percent of Class Represented by Amount in Row (11)
           4.43%*
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  (14)     Type of Reporting Person (See Instructions)
           PN
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____________
¤   The calculation of the foregoing percentage is based on 158,562,161 shares of the Issuer’s common stock outstanding as of October
    26, 2005, based on the information contained in Amendment No. 3 to that Registration Statement on Form S-3 filed by the Issuer with the SEC on November 3, 2005.

   (1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
           BA Capital Management Sidecar, L.P.
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (2)     Check the Appropriate Box if a Member of a Group                                                (a) [  ]
           (See Instructions)                                                                              (b) [x]
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--------------------------------------------------------------------------------------------------------------------------------------
   (3)     SEC Use Only

--------------------------------------------------------------------------------------------------------------------------------------
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   (4)     Source of Funds (See Instructions)
           AF
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   (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[  ]
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (6)     Citizenship or Place of Organization
           Cayman Islands B.W.I.
--------------------------------------------------------------------------------------------------------------------------------------
-----------                 ----------------------------------------------------------------------------------------------------------
              Number of     (7)      Sole Voting Power
                Shares               -0-
             Beneficially
               Owned by
                 Each
              Reporting
             Person With
           ---------------------------------------------------------------------------------------------------------------------------
                            (8)      Shared Voting Power
           -----------------
                                     7,017,595
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (9)      Sole Dispositive Power
                                     -0-
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (10)     Shared Dispositive Power
           -----------------
                                     7,017,595
--------------------------------------------------------------------------------------------------------------------------------------
-----------
  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           7,017,595
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares[  ]
           (See Instructions)
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (13)     Percent of Class Represented by Amount in Row (11)
           4.43%*
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (14)     Type of Reporting Person (See Instructions)
           PN
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____________
¤   The calculation of the foregoing percentage is based on 158,562,161 shares of the Issuer’s common stock outstanding as of October
    26, 2005, based on the information contained in Amendment No. 3 to that Registration Statement on Form S-3 filed by the Issuer with the SEC on November 3, 2005.

   (1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
           BACM I Sidecar GP Limited
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (2)     Check the Appropriate Box if a Member of a Group                                                (a) [  ]
           (See Instructions)                                                                              (b) [x]
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (3)     SEC Use Only

--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (4)     Source of Funds (See Instructions)
           AF
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[  ]
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (6)     Citizenship or Place of Organization
           Cayman Islands B.W.I.
--------------------------------------------------------------------------------------------------------------------------------------
-----------                 ----------------------------------------------------------------------------------------------------------
              Number of     (7)      Sole Voting Power
                Shares               -0-
             Beneficially
               Owned by
                 Each
              Reporting
             Person With
           ---------------------------------------------------------------------------------------------------------------------------
                            (8)      Shared Voting Power
           -----------------
                                     7,017,595
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (9)      Sole Dispositive Power
                                     -0-
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (10)     Shared Dispositive Power
           -----------------
                                     7,017,595
--------------------------------------------------------------------------------------------------------------------------------------
-----------
  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           7,017,595
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares[  ]
           (See Instructions)
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (13)     Percent of Class Represented by Amount in Row (11)
           4.43%*
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (14)     Type of Reporting Person (See Instructions)
           OO
--------------------------------------------------------------------------------------------------------------------------------------

____________
¤  The calculation of the foregoing percentage is based on 158,562,161 shares of the Issuer’s common stock outstanding as of October
    26, 2005, based on the information contained in Amendment No. 3 to that Registration Statement on Form S-3 filed by the Issuer with the SEC on November 3, 2005.

                                                                                                                           Page 9 of 10

   (1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
           J. Travis Hain
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (2)     Check the Appropriate Box if a Member of a Group                                                (a) [  ]
           (See Instructions)                                                                              (b) [x]
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (3)     SEC Use Only

--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (4)     Source of Funds (See Instructions)
           AF
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[  ]
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (6)     Citizenship or Place of Organization
           United States
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-----------                 ----------------------------------------------------------------------------------------------------------
              Number of     (7)      Sole Voting Power
                Shares
             Beneficially
               Owned by
                 Each
              Reporting
             Person With
           -----------------
                                     -0-
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (8)      Shared Voting Power
           -----------------
                                     7,017,595
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (9)      Sole Dispositive Power
                                     -0-
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (10)     Shared Dispositive Power
           -----------------
                                     7,017,595
--------------------------------------------------------------------------------------------------------------------------------------
-----------
  (11)     Aggregate Amount Beneficially Owned by Each  Reporting Person
           7,017,595
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares [  ]
           (See Instructions)
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (13)     Percent of Class Represented by Amount in Row (11)
           4.43%*
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (14)     Type of Reporting Person (See Instructions)
           IN
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____________
¤   The calculation of the foregoing percentage is based on 158,562,161 shares of the Issuer’s common stock outstanding as of October
    26, 2005, based on the information contained in Amendment No. 3 to that Registration Statement on Form S-3 filed by the Issuer with the SEC on November 3, 2005.

                                                                                                                           Page 6 of 10
ITEM 1. SECURITY AND ISSUER.
         This Statement on Schedule 13D (the “Schedule 13D”) relates to the Series A common stock, par value $0.0001 (“Series A
Common Stock”), of Celanese Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1601 West LBJ Freeway, Dallas, Texas 75234-6034.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

         (i) BA Capital Investors Sidecar Fund, L.P., a Cayman Islands limited partnership (“BACI”);

         (ii) BA Capital Management Sidecar, L.P., a Cayman Islands limited partnership (“BACI Management”);

         (iii)  BACM I Sidecar GP Limited, a Cayman Islands limited liability exempted company (“BACM I”); and

         (iv) J. Travis Hain (together with BACI, BACI Management and BACM I, the “Reporting Persons”).

         Each of BACI, BACI Management and BACM I was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions.  The principal business address of BACI, BACI
Management and BACM I is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

         The principal occupation of Mr. Hain is serving as the managing member of BACI Management, as a director of BACM I and as an employee of a subsidiary of Bank of America Corporation.  Bank of America Corporation is a bank holding company registered under the
Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries.  Mr. Hain is a United States citizen.  The business address of Mr. Hain is 100 North Tryon Street, Floor 25, Bank of
America Corporate Center, Charlotte, NC 28255.

         During the last five years, none of the Reporting Persons and, to the best knowledge of such Reporting Persons, none of the persons listed on Schedule 1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In April 2004, BACI was issued 48,113.46 ordinary shares (the “Ordinary Shares”) of Blackstone Crystal Holdings Capital
Partners (Cayman) IV Ltd., a Cayman Islands exempted company (the “Predecessor Entity”), in consideration for a cash contribution of approximately $48,113,461 to the Predecessor Entity, which, together with other equity investments and borrowings under credit facilities, was used by the Issuer to indirectly acquire a majority of the outstanding shares of capital stock of Celanese AG, now an indirect subsidiary of the Issuer. On November 3, 2004, the Predecessor Entity migrated to and incorporated in Delaware and became the Issuer (the “Migration”). All of the Ordinary Shares that BACI held in the Predecessor Entity were converted into shares of common stock of the Issuer on a one-for-one basis, effective as of the Migration. On January 18, 2005, the Issuer filed an Amended and Restated Certificate of Incorporation that, among other things, designated the Series A Common Stock and Series B common stock, par value $.0001 (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”) and reclassified each share of Common Stock held by BACI  prior to such filing as one share of Series B Common Stock. On January 24, 2005, the Issuer filed a Second Amended and Restated Certificate of Incorporation of the Issuer (the “Certificate”), that, among other things, effected a 1 to 152.772947 share stock split of the Issuer’s Common Stock.

         On March 9, 2005, pursuant to Section 4.3(b)(ii)(B) of the Certificate, the Issuer paid a stock dividend, payable in shares of Series A Common Stock, to all holders of Series B Common Stock as of March 8, 2005 (the “Stock Dividend”).  In connection with the
Stock Dividend, BACI received 554,734 shares of Series A Common Stock.

         On April 7, 2005, the Issuer paid in full certain mandatory dividends in respect of the Series B Common Stock and, in accordance with the term of the Certificate, each outstanding share of Series B Common Stock was automatically converted into one share of Series A Common Stock. As a result, BACI was issued 7,350,435 shares of Series A Common Stock.

         Funds for the purchase of the Ordinary Shares from the Predecessor Entity by BACI were provided from capital contributions from the investors in BACI.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         BACI acquired the Ordinary Shares from the Predecessor Entity for investment purposes and the Reporting Persons do not have any plan or proposal with respect to the Company's Series A Common Stock.

         On November 17, 2005, pursuant to the consummation of the secondary offering of the Issuer's Series A Common Stock, BACI sold 887,574 shares of Series A Common Stock at a price of $17.55 per share.  Immediately following completion of the sale of the
887,574 shares of Series A Common Stock, BACI own 7,017,595 shares of Series A Common Stock, representing approximately 4.43% of the total outstanding shares.

         Upon the consummation of the secondary offering, the Third Amended and Restated Shareholders’ Agreement, dated as of October
31, 2005, by and among Celanese Corporation, Blackstone Capital Partners (Cayman) Ltd. 1, a Cayman Islands exempted company ("BCP
1"), Blackstone Capital Partners (Cayman) Ltd. 2, a Cayman Islands exempted company ("BCP 2") and Blackstone Capital Partners
(Cayman) Ltd. 3, a Cayman Islands exempted company ("BCP 3" and, together with BCP 1 and BCP 2, the "Blackstone Entities") and BACI, as amended by Amendment #1 dated as of November 14, 2005 by and among BCP 1, BCP 2, BCP 3 and BACI (the "Shareholder's Agreement"),
BACI has granted BCP 1 (or one or more of its affiliates) a proxy (the “Proxy”) to vote the shares of Series A Common Stock held by
BACI with respect to all matters to be acted upon by the stockholders of Celanese Corporation at any time and from time to time during the term of the Shareholders Agreement or until such time as the Blackstone Entities and BACI together own less than 50% of the outstanding shares of Series A Common Stock or the Proxy is otherwise terminated.

The response to Item 3 is hereby incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). The information contained on the cover pages of this Schedule 13D and in Items 3 and 4 is incorporated herein by reference.

         BACI is the record owner of 7,0170595 shares of Common Stock and has the direct power to vote and dispose of such Common
Stock.  There is no limitation of BACI's ability to dispose of any of these shares of Common Stock as a result of the proxy.
         BACI Management does not directly beneficially own any shares of Common Stock.  BACI Management, as the general partner of
BACI, has the power to vote and dispose of securities held by BACI.  BACI Management therefore may be deemed to have shared voting and dispositive power over the shares of Common Stock held by the Blackstone Entities.  BACI Management disclaims such beneficial ownership.
         BACM I does not directly beneficially own any shares of Common Stock.  BACM I, as the general partner of BACI Management, has the shared power to vote and dispose of securities held by BACI Management.  BACM I therefore may be deemed to have shared voting and dispositive power over the shares of Common Stock held by the Blackstone Entities.  BACM I disclaims such beneficial ownership.
         Mr. Hain does not directly beneficially own any shares of Common Stock.  Mr. Hain, as the managing member of BACI
Management, has shared power to vote and dispose of securities held by BACI Management, and may therefore be deemed to have shared voting and dispositive power over the shares of Common Stock held by the Blackstone Entities.  Mr. Hain disclaims such beneficial ownership.  If Mr. Hain's employment with Bank of America Corporation or its subsidiaries is terminated, Mr. Hain will cease to be the managing member of BACI Management.  BA Equity Investors, Inc., a subsidiary of Bank of America Corporation, is the sole limited partner of BACI, but does not control the voting or disposition of any securities directly or indirectly owned by BACI.
         None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has engaged in any transaction during the past 60 days in any shares of Common Stock, except as described in this Schedule 13D.
         Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act
or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
         The Reporting Persons and the Blackstone Entities and certain of their affiliates may be considered to have acted or to be acting in concert with respect to the Common Stock as a result of the Proxy, and consequently, the Reporting Persons and the
Blackstone Purchasers and certain of their affiliates may be deemed to constitute a "group" for purposes of Section 13(d) of the
Exchange Act.  The aggregate ownership of such "group" would be 94,877,884 shares of Series A Common Stock, representing approximately 59.84% of the total outstanding shares.  Each of the Reporting Persons disclaim membership in any such "group" with the
Blackstone Entities and certain of their affiliates.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 4 and 5 is hereby incorporated by reference.

References to, and descriptions of, the Shareholders’ Agreement as set forth in this Item 6 are qualified in their entirety by reference to Item 4 of this Schedule 13D and the complete copies the Shareholder's Agreement and Amendment #1 thereto, which are included as Exhibit 2 and 3, respectively, to this Schedule 13D and each is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.       Joint Filing Agreement.
2.       Third Amended and Restated Shareholders’ Agreement dated as of October 31, 2005, by and among Celanese Corporation,
        Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners
        (Cayman) Ltd. 3 and BA Capital Investors Sidecar Fund, L.P.
3.       Amendment No. 1 to the Third Amended and Restated Shareholders’ Agreement dated as of October 31, 2005, by and among
        Celanese Corporation, Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone
        Capital Partners (Cayman) Ltd. 3 and BA Capital Investors Sidecar Fund, L.P.

                                                                                                                          Page 11 of 10

                                                               SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2005

                                                                  BA CAPITAL INVESTORS SIDECAR FUND, L.P.

                                                                  By: BA Capital Management Sidecar, L.P., its general partner

                                                                  By: BACM I Sidecar GP Limited, its general partner

                                                                  By:      /s/   J. Travis Hain                          _
                                                                          Name: J. Travis Hain
                                                                          Title:  Director

                                                                  BA CAPITAL MANAGEMENT SIDECAR, L.P.

                                                                  By: BACM I Sidecar GP Limited, its general partner

                                                                  By:      /s/   J. Travis Hain                          _
                                                                          Name: J. Travis Hain
                                                                          Title:  Director

                                                                  BACM I SIDECAR GP LIMITED

                                                                  By:      /s/   J. Travis Hain                          _
                                                                          Name: J. Travis Hain
                                                                          Title:  Director

                                                                      /s/   J. Travis Hain                          _
                                                                  J. Travis Hain

                                                                                                                             Schedule 1

Directors of BACM I Sidecar GP Limited

         The principal business address of each of the persons named below is 100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.  The principal occupation of each of the persons named below is serving as a director of BACM
I and as an employee of a subsidiary of Bank of America.  Each of the persons named below is a citizen of the United States.

Name

J. Travis Hain
George E. Morgan, III
Walker L. Poole
Robert H. Sheridan, III
Ann Hayes Browning

                                                                                                                              Exhibit 1

                                                        JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of us of an amendment to Schedule 13D relating to the Ordinary Shares of Celanese AG, a German stock corporation, and that any subsequent amendments thereto filed by any of us will be filed on behalf of each of us. This Agreement may be included as an exhibit to such joint filing.

DATE: November 28, 2005

                                                                  BA CAPITAL INVESTORS SIDECAR FUND, L.P.

                                                                  By: BA Capital Management Sidecar, L.P., its general partner

                                                                  By: BACM I Sidecar GP Limited, its general partner

                                                                  By:      /s/   J. Travis Hain                          _
                                                                          Name: J. Travis Hain
                                                                          Title:  Director

                                                                  BA CAPITAL MANAGEMENT SIDECAR, L.P.

                                                                  By: BACM I Sidecar GP Limited, its general partner

                                                                  By:      /s/   J. Travis Hain                          _
                                                                          Name: J. Travis Hain
                                                                          Title:  Director

                                                                  BACM I SIDECAR GP LIMITED

                                                                  By:      /s/   J. Travis Hain                          _
                                                                          Name: J. Travis Hain
                                                                          Title:  Director

                                                                      /s/   J. Travis Hain                          _
                                                                  J. Travis Hain